     EMERSON RADIO CORP 610 Fifth Avenue, New York, NY 10028 (212) 897-5440
July 14, 2009
Via E-mail and First Class Mail
Mr. Robert S. Littlepage, Jr., Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp.
10-Qs for the periods ended June 30, 2008 and September 30, 2008
File No. 001-07731
Dear Mr. Littlepage and Ms. Kindelan:
The purposes of this letter are to (i) summarize the July 9, 2009 telephone conversation (the “July 9 Call”) among Robert S. Littlepage, Jr. and Melissa Kindelan of the Staff, John D. Schupper and Meredith Prithviraj of Lowenstein Sandler, Emerson’s outside counsel, and the undersigned Chief Financial Officer of Emerson Radio Corp. (“Emerson” or the “Company”) and (ii) advise you of the 1934 Act filings made by the Company today and to be made by Emerson in the future in response to the issues discussed in the July 9 Call.
Initially, I informed you that the Company had performed an extensive three year analysis of both of its sales allowance reserves — its sales allowance reserve covering all sales to all customers which has been in existence for a very long time (the “Other Sales Allowance Account”) and its product specific I-pod marketing fund established in 2006 when the Company began selling such products (the “I-pod Marketing Fund”). This study included a review of the purposes for which accruals were made, the appropriateness of the accruals under generally accepted accounting principles, the amounts of such accruals and the reasonableness of the estimates of such amounts made at the time of the related sales and the charges against the sales allowance reserves when deductions were given to or taken by customers. Based upon that review, the Company concluded that:
•	The accruals were reasonable estimates at the time made and were accounted for in a manner consistent with generally accepted accounting principles.

•	Subsequently received charges against the sales allowance reserves validated the reasonableness of the estimates at the time made.

•	There were, at the time, good business reasons for setting up the product specific I-pod Marketing Fund as a product specific sales allowance account on Emerson’s books and records separate and apart from its existing Other Sales Allowance Account which covered all other products sold by the Company to all of its customers.

•	Except in a few isolated instances, deductions given to or taken by customers for I-pod related sales allowances were not charged against the I-pod Marketing Fund but instead were mistakenly charged against the Other Sales Allowance Account. Through the
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     EMERSON RADIO CORP 610 Fifth Avenue, New York, NY 10028 (212) 897-5440
period ended March 31, 2008, the last annual period reported upon by Emerson prior to today, these erroneous entries caused the balance in the I-pod Marketing Fund to be too high and the balance in the Other Sales Allowance Account to be too low. Fortunately, this bookkeeping error did not cause a material financial reporting error because the amount of all deductions were properly charged against a sales allowance account, albeit the wrong one.

•	In the quarter ended June 30, 2008, the first quarter of fiscal 2009, the Company received customer deductions, including those for I-pods and other products, which could not be charged against the Other Sales Allowance Account because to do so would have left the Other Sales Allowance Account balance at a level inadequate to cover expected customer deductions on prior sales. It appears that Emerson’s accounting staff failed at that time to record the I-pod related amounts as reductions of the I-pod Marketing Fund which, as a consequence of having I-pod related deductions in prior years mistakenly charged against the Other Sales Allowance Account, was then overstated for the purpose for which it was established. At this point, a mistake was made which caused a financial reporting error. We estimate that approximately $1.0 million was charged to expense rather than being charged against a sales allowance reserve; it was then our belief that it was necessary to do so to keep aggregate sales allowance reserves at an appropriate level. The financial reporting result was that, for the quarter ended June 30, 2008, Emerson reported a pre-tax loss which the Company currently believes to be approximately $1.0 million in excess of what it should have been.

•	When the books were closed for the second fiscal quarter ended September 30, 2008, at a time when Emerson had already begun to exit the I-pod business, Emerson’s financial staff reviewed the I-pod Marketing Fund balance in relation to the then estimated customer deductions and determined that the reserves in the I-pod Marketing Fund were no longer necessary. At that time, the balance in the I-pod Marketing Fund account was reversed which resulted in a decrease of approximately $1.0 million in the pre-tax loss. This action led to a reported understatement of pre-tax loss for the quarter of approximately $1.0 million. Coincidentally, the result of this second error served to correct and reverse the error made in the first quarter thereby making the six month numbers correct and bringing the aggregate sales allowance reserves back to their proper level. This second error cured the overstatement of such reserves reported at the end of the first fiscal quarter.

•	Emerson’s explanations relating to the reversal of the I-pod Marketing Fund in its 10-Q for the quarter ended September 30, 2008 and in Emerson’s prior letters to the Staff, as a consequence, are incorrect.

•	Had deductions taken by I-pod customers in prior years been charged against the I-pod Marketing Fund rather than against the Other Sales Allowance Account, (i) financial personnel charged with reporting almost certainly would not have charged an additional amount of approximately $1.0 million to expense in the first quarter to maintain an adequate balance in the Other Sales Allowance Account because it then would have been large enough so that the charges could have been made against the reserve and not taken to expense and (ii) the I-pod Marketing Fund would have been almost entirely depleted by the end of the June 30, 2008 quarter and there would have been no excess balance to be taken back to income.

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     EMERSON RADIO CORP 610 Fifth Avenue, New York, NY 10028 (212) 897-5440
To correct the reporting errors described above, Emerson has or will take the following actions:
1. The Company today filed a Current Report under Item 4.02(a) of Form 8-K disclosing the information therein required and stating that its previously issued financial statements for each of the quarters ended June 30, 2008 and September 30, 2008 cannot be relied upon and will be restated. A copy of the 8-K as filed is attached to this e-mail and is enclosed with the copy of this letter sent by first class mail.
2. The Company today filed its Annual Report on Form 10-K. That Report, among other things, (i) includes a separate section within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” entitled “Restatement of Prior Period Financial Statements” containing disclosures which mirror those in the 8-K; (ii) includes a detailed description of the Company’s accounting policies relating to revenue recognition, sales return reserves and sales allowance and marketing support accruals both in Note 1 to the Financial Statements and in the section entitled “Critical Accounting Policies” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (iii) states both in the “Risk Factors” section and in Item 9A that management has concluded that, as a consequence of the events described above, Emerson has a material weakness in its internal controls over financial reporting.
3. Emerson anticipates that, on or before August 31, 2009, it will amend its previously reported quarterly financial statements included in its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008.
I hope that the above information is responsive to your requests. Please feel free to contact me if you require any further information.
In the near future, the Company will be providing you with more detailed information with respect to its revenue recognition and related accruals for all product categories.
Very truly yours,
/s/ Greenfield Pitts
Greenfield Pitts, Chief Financial Officer

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